

OMB APPROVAL	
OMB Number:	3235-0116
Expires:	July 31, 2008
Estimated average burden	
hours per response	6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **March 2007**

Commission File Number: **0-30150**

BUFFALO GOLD LTD.

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

    1   News Release dated March 13, 2007
    2   Material Change Report dated March 13, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: March 13, 2007

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

BUFFALO GOLD EXPANDS INTO CHINA
Enters LOI to acquire China explorer Dynasty Gold Corp.

Vancouver, B.C., March 13th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to announce that the company has signed a Letter of Intent to enter into a friendly merger with Dynasty Gold Corp (TSX-V: DYG; FWB: D5G).   Under the agreement, Buffalo will acquire all of the outstanding securities of Dynasty in exchange for common shares and common share purchase warrants and options of Buffalo (the "Transaction"). Dynasty is a Vancouver-based publicly traded gold exploration company with three highly prospective projects in Northwest China.

Strategy

Since its reactivation in late 2005, Buffalo has been pursuing an aggressive strategy of building value through the acquisition of undervalued properties and companies with exceptional potential.   This strategy has included the earn-in agreement with Madison Minerals at the advanced Mt. Kare gold project in Papua New Guinea, and a portfolio of prospective Australian gold, uranium and base metal projects acquired through the purchase of private exploration company GoldFX.   The acquisition of Dynasty represents the next step in the continuing growth of the company.

"*China is the world's fourth largest producer of gold and yet one of the few areas that remains largely untapped by modern exploration methods*," remarked Buffalo Chairman and CEO Damien Reynolds. "*The Dynasty portfolio of properties offers Buffalo an exciting and advanced entry point for tapping into the great exploration potential of China. These projects will augment our strong properties at Mt. Kare and in Australia, and be another important step in our assertive growth strategy.*"

Highlights of the Transaction

Under the terms of the Transaction, shareholders of Dynasty will receive one common share of Buffalo in exchange for each 4.5 Dynasty common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the merger. This represents an approximate 29% premium on Dynasty shares.   Following completion of the transaction, Dynasty shareholders will hold an approximately 19.3% equity ownership in the merged company.

Completion of the Transaction is subject to satisfaction of a number of conditions, including, but not limited to, completion of due diligence and the receipt of all required approvals, including approval of the Toronto Stock Exchange, the TSX Venture Exchange, and of the shareholders of Dynasty. There can be no assurance that the Transaction will be completed as proposed or at all. It is intended that a meeting of the shareholders of Dynasty will be held as soon as possible to approve the transaction and it is anticipated that this meeting will be held by the second calendar quarter of 2007. Under certain circumstances, a termination fee will be payable if the Transaction is not completed.

Buffalo intends to continue the operations of Dynasty including the employment of Dynasty's geological team, and in cooperation with all of the current exploration and joint venture partners.

As at March 12, 2007, approximately 68,279,160 common shares of Dynasty were outstanding. Upon completion of the Transaction, assuming the exercise in full of all Dynasty options and warrants, Buffalo will issue approximately 15,173,146 common shares to the Dynasty shareholders. An aggregate of 63,466,878 Buffalo common shares are issued and outstanding as at the date of this news release, which includes the 17,000,000 shares issued March 12th 2007 and escrowed for 18th months as part of the Mt. Kare earn-in agreement.

About Dynasty Gold Corp.

Dynasty is a leading exploration company in China, having worked in the country since 2003 and with a portfolio of three highly prospective projects in strong Sino-Foreign joint venture companies. Highlights of Dynasty's current projects include:

Hatu Project, Xinjiang Autonomous Region
- Past producing Qi-2 mine
- NI-43 101 compliant Inferred resource of 16.9 million tonnes grading 1.68 g/t gold, at a 1.0 g/t cut-off, or **912,600 oz gold**, as verified by SRK Consulting (see Dynasty news release June 6th 2005).
- 2006 infill program provided data for new resource estimate, underway.
- Existing mining license under negotiation
- 1000 square kilometre property highly prospective for additional resources.

Red Valley Project, Qinghai Province
- Exploration partnership with AngloGold Ashanti
- >20 km surface anomaly for gold, arsenic, antimony, mercury coincident with major structures
- First drill program in 2006 intersected significant gold mineralization and developed geologic understanding

Wild Horse Project, Gansu Province
- Exploration partnership with AngloGold Ashanti
- 3000 square kilometres of exploration licenses in gold producing region
- Satellite imagery analysis and surface exploration indicate excellent potential for significant mineralization

For more information please refer to the Dynasty website www.dynastygoldcorp.com

Buffalo Gold Corp. Exploration Update

In addition to acquiring new projects, Buffalo will continue its exploration activities at the Mt. Kare and Australian properties. Highlights exploration activities from 2006 and plans for 2007 include:
- New targets defined near Mt. Kare deposit from recent detailed aeromagnetic survey
- A Planned $11.4M CDN Exploration Program at Mt. Kare for 2007
- Two new strong surface gold anomalies identified at Corridors Gold project
- Strong conductive and radiometric responses from airborne EM at Murphy Ridge Uranium project

Mt. Kare Gold Project, Papua New Guinea

In 2006 Buffalo completed an infill drilling program including 64 diamond drill holes for a total of approximately 9,000 meters.   The resulting data has been used to update the geological model and resource estimate, as part of the Type 2 Economic Pre-feasibility study required for Buffalo's earn-in to a 49% interest of the Mt. Kare property.   The modelling and estimate were completed by Longview Technical and are being validated by Snowden Mining Consultants as the Qualified Persons and author of the previous NI 43-101 report released in March 2006.

Buffalo Gold has initiated its 2007 exploration program estimated at $11.4M. This will include up to 12,000 meters of drilling in 60 holes, detailed geophysics, surface sampling and an assortment of other studies.

A detailed aeromagnetic survey has been completed over the Mt. Kare property and the contiguous 100% owned property. The initial survey interpretations are very encouraging, identifying prominent structures, alteration and possible clusters of intrusions (which are the drivers of mineralisation at the Mt Kare & Porgera deposits) on both properties.

Several new drill targets have been identified by combining the aeromagnetic data with detailed geology and structural interpretations provided by Stuart Munroe of SRK Consulting. These targets include an interpreted blind extension of the Western Roscoelite Zone to the north of recent drilling and potential down-plunge continuation of the Black Zone towards the C9 Zone. In addition, while drilling to date at the Western Roscoelite Zone has been limited to depths of approximately 200m, geological interpretations indicate the possibility of a separate, high grade phase of quartz roscoelite mineralization at depth.

There are currently three drill rigs operating on site, with a 4th standing by to be used as required once additional drill sites have been constructed.   Due to backlog and an extended Christmas break at the analytical facilities, very few drill results have been returned to date this year. Results from the first two drill holes at Red Hill have been received, but drilling did not intersect any significant mineralization.   Due to the large size of the target at Red Hill Buffalo plans to review the area in more detail utilizing the new geophysical data prior to continuing to drill the target.

Australian Exploration Projects

Corridors Gold Project, Queensland

Situated in the Drummond Basin that hosts multiple gold deposits and operating mines, the Corridors Gold Project has been the subject of a detailed surface sampling program.   The program has identified two strong gold anomalies that will be followed-up by a shallow drill program to be conducted over the next couple of months, pending availability of a drill rig.

Hannah Project, Western Australia

Buffalo completed a single deep diamond drill hole at the Hanna base metal prospect. The hole intersected disseminated sulphides at the target depth of 425 meters, with the zone continuing for more than 200 meters. Assay results from the core were not anomalous even with the presence of pyrite. Petrographic work on the samples is now being conducted to determine whether the environment could also host nickel, platinum group metals or other base metals of economic interests. Once this is complete a decision to drill another hole will be made.

Murphy Ridge Uranium Project, Northern Territory

Buffalo has completed an airborne electromagnetic (EM) survey over the Murphy Ridge Uranium property.   The survey results identify numerous strong conductive and radiometric signatures. Buffalo plans to follow up these results with a detailed surface sampling program.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for Buffalo Projects and has approved the contents of this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

   "*Damien Reynolds*"

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission ("SEC") permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this news release, such as "inferred resource", that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company's Form 20-F Registration Statement, File No. 000- 30150. The Company's filings are available on the SEC's website at http://www.sec.gov/edgar.shtml.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2   **Date of Material Change**

March 13, 2007

Item 3   **News Release**

A press release was issued on March 13, 2007, at Vancouver, B.C.

Item 4   **Summary of Material Change**

Buffalo signed a Letter of Intent with Dynasty Gold Corp.

Item 5   **Full Description of Material Change**

Please see attached Schedule "A"

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   **Date of Report**

March 13, 2007

> **BUFFALO GOLD LTD.**
>
> Per: *Damien Reynolds*
> _____
> **Damien Reynolds,**
> **Chairman of the Board of Directors**

Schedule "A"

BUFFALO GOLD EXPANDS INTO CHINA
Enters LOI to acquire China explorer Dynasty Gold Corp.

Vancouver, B.C., March 13th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) is pleased to announce that the company has signed a Letter of Intent to enter into a friendly merger with Dynasty Gold Corp (TSX-V: DYG; FWB: D5G). Under the agreement, Buffalo will acquire all of the outstanding securities of Dynasty in exchange for common shares and common share purchase warrants and options of Buffalo (the "Transaction"). Dynasty is a Vancouver-based publicly traded gold exploration company with three highly prospective projects in Northwest China.

Strategy

Since its reactivation in late 2005, Buffalo has been pursuing an aggressive strategy of building value through the acquisition of undervalued properties and companies with exceptional potential. This strategy has included the earn-in agreement with Madison Minerals at the advanced Mt. Kare gold project in Papua New Guinea, and a portfolio of prospective Australian gold, uranium and base metal projects acquired through the purchase of private exploration company GoldFX. The acquisition of Dynasty represents the next step in the continuing growth of the company.

"*China is the world's fourth largest producer of gold and yet one of the few areas that remains largely untapped by modern exploration methods,*" remarked Buffalo Chairman and CEO Damien Reynolds. "*The Dynasty portfolio of properties offers Buffalo an exciting and advanced entry point for tapping into the great exploration potential of China. These projects will augment our strong properties at Mt. Kare and in Australia, and be another important step in our assertive growth strategy.*"

Highlights of the Transaction

Under the terms of the Transaction, shareholders of Dynasty will receive one common share of Buffalo in exchange for each 4.5 Dynasty common shares, common share purchase warrants or options which they hold immediately prior to the effective date of the merger. This represents an approximate 29% premium on Dynasty shares. Following completion of the transaction, Dynasty shareholders will hold an approximately 19.3% equity ownership in the merged company.

Completion of the Transaction is subject to satisfaction of a number of conditions, including, but not limited to, completion of due diligence and the receipt of all required approvals, including approval of the Toronto Stock Exchange, the TSX Venture Exchange, and of the shareholders of Dynasty. There can be no assurance that the Transaction will be completed as proposed or at all. It is intended that a meeting of the shareholders of Dynasty will be held as soon as possible to approve the transaction and it is anticipated that this meeting will be held by the second calendar quarter of 2007. Under certain circumstances, a termination fee will be payable if the Transaction is not completed.

Buffalo intends to continue the operations of Dynasty including the employment of Dynasty's geological team, and in cooperation with all of the current exploration and joint venture partners.

As at March 12, 2007, approximately 68,279,160 common shares of Dynasty were outstanding. Upon completion of the Transaction, assuming the exercise in full of all Dynasty options and warrants, Buffalo will issue approximately 15,173,146 common shares to the Dynasty shareholders. An aggregate of 63,466,878 Buffalo common shares are issued and outstanding as at the date of this news release, which includes the 17,000,000 shares issued March 12th 2007 and escrowed for 18th months as part of the Mt. Kare earn-in agreement.

About Dynasty Gold Corp.

Dynasty is a leading exploration company in China, having worked in the country since 2003 and with a portfolio of three highly prospective projects in strong Sino-Foreign joint venture companies. Highlights of Dynasty's current projects include:

Hatu Project, Xinjiang Autonomous Region
- Past producing Qi-2 mine
- NI-43 101 compliant Inferred resource of 16.9 million tonnes grading 1.68 g/t gold, at a 1.0 g/t cut-off, or **912,600 oz gold**, as verified by SRK Consulting (see Dynasty news release June 6th 2005).
- 2006 infill program provided data for new resource estimate, underway.
- Existing mining license under negotiation
- 1000 square kilometre property highly prospective for additional resources.

Red Valley Project, Qinghai Province
- Exploration partnership with AngloGold Ashanti
- >20 km surface anomaly for gold, arsenic, antimony, mercury coincident with major structures
- First drill program in 2006 intersected significant gold mineralization and developed geologic understanding

Wild Horse Project, Gansu Province
- Exploration partnership with AngloGold Ashanti
- 3000 square kilometres of exploration licenses in gold producing region
- Satellite imagery analysis and surface exploration indicate excellent potential for significant mineralization

For more information please refer to the Dynasty website www.dynastygoldcorp.com

Buffalo Gold Corp. Exploration Update

In addition to acquiring new projects, Buffalo will continue its exploration activities at the Mt. Kare and Australian properties. Highlights exploration activities from 2006 and plans for 2007 include:
- New targets defined near Mt. Kare deposit from recent detailed aeromagnetic survey
- A Planned $11.4M CDN Exploration Program at Mt. Kare for 2007
- Two new strong surface gold anomalies identified at Corridors Gold project
- Strong conductive and radiometric responses from airborne EM at Murphy Ridge Uranium project

Mt. Kare Gold Project, Papua New Guinea

In 2006 Buffalo completed an infill drilling program including 64 diamond drill holes for a total of approximately 9,000 meters.   The resulting data has been used to update the geological model and resource estimate, as part of the Type 2 Economic Pre-feasibility study required for Buffalo's earn-in to a 49% interest of the Mt. Kare property. The modelling and estimate were completed by Longview Technical and are being validated by Snowden Mining Consultants as the Qualified Persons and author of the previous NI 43-101 report released in March 2006.

Buffalo Gold has initiated its 2007 exploration program estimated at $11.4M. This will include up to 12,000 meters of drilling in 60 holes, detailed geophysics, surface sampling and an assortment of other studies.

A detailed aeromagnetic survey has been completed over the Mt. Kare property and the contiguous 100% owned property. The initial survey interpretations are very encouraging, identifying prominent structures, alteration and possible clusters of intrusions (which are the drivers of mineralisation at the Mt Kare & Porgera deposits) on both properties.

Several new drill targets have been identified by combining the aeromagnetic data with detailed geology and structural interpretations provided by Stuart Munroe of SRK Consulting. These targets include an interpreted blind extension of the Western Roscoelite Zone to the north of recent drilling and potential down-plunge continuation of the Black Zone towards the C9 Zone. In addition, while drilling to date at the Western Roscoelite Zone has been limited to depths of approximately 200m, geological interpretations indicate the possibility of a separate, high grade phase of quartz roscoelite mineralization at depth.

There are currently three drill rigs operating on site, with a 4th standing by to be used as required once additional drill sites have been constructed.   Due to backlog and an extended Christmas break at the

analytical facilities, very few drill results have been returned to date this year. Results from the first two drill holes at Red Hill have been received, but drilling did not intersect any significant mineralization. Due to the large size of the target at Red Hill Buffalo plans to review the area in more detail utilizing the new geophysical data prior to continuing to drill the target.

Australian Exploration Projects

Corridors Gold Project, Queensland

Situated in the Drummond Basin that hosts multiple gold deposits and operating mines, the Corridors Gold Project has been the subject of a detailed surface sampling program. The program has identified two strong gold anomalies that will be followed-up by a shallow drill program to be conducted over the next couple of months, pending availability of a drill rig.

Hannah Project, Western Australia

Buffalo completed a single deep diamond drill hole at the Hanna base metal prospect. The hole intersected disseminated sulphides at the target depth of 425 meters, with the zone continuing for more than 200 meters. Assay results from the core were not anomalous even with the presence of pyrite. Petrographic work on the samples is now being conducted to determine whether the environment could also host nickel, platinum group metals or other base metals of economic interests. Once this is complete a decision to drill another hole will be made.

Murphy Ridge Uranium Project, Northern Territory

Buffalo has completed an airborne electromagnetic (EM) survey over the Murphy Ridge Uranium property. The survey results identify numerous strong conductive and radiometric signatures. Buffalo plans to follow up these results with a detailed surface sampling program.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for Buffalo Projects and has approved the contents of this news release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"*Damien Reynolds*"

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission ("SEC") permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this news release, such as "inferred resource", that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company's Form 20-F Registration Statement, File No. 000- 30150. The Company's filings are available on the SEC's website at http://www.sec.gov/edgar.shtml.